UNITED STATES
SECURITIES AND EXHANGE COMMISSION
Washington, D.C.  20549

Form 12b-25

NOTIFICATION OF LATE FILING

Form 10-K

SEC FILE NUMBER 0-12293

CUSIP NUMBER  670309103

For Period Ended: September 30, 1995

PART I - REGISTRANT INFORMATION

Nuclear Support Services Inc.

22 Northeast Drive  Hershey,
Pennsylvania  17033

PART II - RULES 12b-25(b) AND (c)

PART III - NARRATIVE

On September 5, 1995, Nuclear Support
Services, Inc. filed for Chapter 11
reorganization bankruptcy protection
in the U.S. Bankruptcy Court for the
Middle District of Pennsylvania (Case
N. 1-95-01767).  NSSI has been
sucessful in obtaining interim debtor-
in-possession financing under the
bankruptcy proceeding and has been
working diligently toward developing
a plan of reorganization which it
anticipates filing by the end of
January 1996.  Management staff has
been significantly pared down and has
been working very hard towards
completing the reorganization plan.
NSSI anticipates including the
information in the reorganization
plan in the 10-K filing.  For these
reasons, the timely filing of the 10-
K cannot be completed without undue
burden and expense.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of
person to contact in regard to this
notification
     Jeff Smith, Esquire  (717) 255-
8054

(2)  Have all other periodic reports
required under Section 13 or 15(d) of
the Securities Exchange Act of 1934
or Section 30 of the Investment
Company Act of 1940 during the
preceding 12 months (or for such
shorter) period that the registrant
was required to file such reports)
been filed?
     Yes

(3)  Is it anticipated that any
significant change in results of
operations from the corresponding
period for the last fiscal year will
be reflected by the earnings
statements to be included in the
subject report or portion thereof?
     No

Nuclear Support Services, Inc. has
caused this notification to be signed
on its behalf by the undersigned
hereunto duly authorized:

Date:  January 2, 1996
By:  Ralph A. Trallo, President